Larry Spirgel

United States Securities and Exchange Commission

June 3, 2015

SYDYS Corporation

7 Orchard Lane

Lebanon, NJ 08833

June 3, 2015

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  SYDYS Corporation

Form 10-Q for the Period ended March 31, 2015

Filed May 15, 2015

File No. 000-51727

Dear Mr. Spirgel:

SYDYS Corporation  (“SYDYS”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 22, 2015, regarding our Form 10-Q for the period ending March 31, 2015 (the “Form 10-Q”) filed on May 15, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.

Based upon on the disclosure in your quarterly report, it appears that the Company no longer produces original content for its websites. Because this was a major part of your business, it would appear that your decision to cease producing original content may have triggered the filing of an Item 2.01 Completion of Acquisition or Disposition of Assets, an Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, and/or an Item 2.05 Form 8-K Costs Associated with Exit or Disposal Activities. Please advise.

Response: We respectfully advise the Staff that as of March 31, 2015 we had only had internal discussions on addressing the change in the characteristics of our revenue model. On May 16th we sent a non-binding Letter of Intent to Linkstorm to enter into an agreement to utilize their technology on our websites along with our original content allowing for multiple page views, to expand our customer base and to enhance the experience with our current customers. Our intention is to continue to maintain our current websites and redeploy these assets when the market becomes more advantageous with acceptable profit margins. The costs associated with re-implementing the technology is nominal. Therefore, the Company’s management believes the disclosure presented in the Form 10-Q is accurate and adequate with

Larry Spirgel

United States Securities and Exchange Commission

June 3, 2015

respect to this matter and that any substantive changes to its disclosure, if necessary, will be address in the Form 10-Q for the quarter ending June 30, 2015.  As of the date of this letter, no definitive agreement with Linkstorm has been signed and at this time is still not probable.

This business has been very profitable for us over the last five years and only during the past few months has there been a shift in pay per click search traffic to more robotic traffic and not the human traffic we have targeted, which further leaves us to believe that slightly refined technological improvements will allow us to continue at previous operating levels.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operation.

2.

We note that in April 2015 the Company made the strategic decision to take down the URL’s associated with the owned and operated website publishing activities and as a result you have abandoned the revenue generating portion of your business model. It appears that this is a material disposition which would require you to file pro forma financial information in a Form 8-K reporting the disposition. Tell us your consideration to file pro forma financial information giving effect to the disposition.

Response: We respectfully advise the Staff that we have put these URL’s into hibernation as we refined our marketing methods to target a more human traffic pay per click thereby avoiding the current robotic traffic direction the market is experiencing. We are merely diversifying our revenue sources and limiting our risk and reliance on technology that does not supports multiple page views on the respective websites. The website which we have recently activated is “purplesoda”  http://purplesoda.net which provides more rich media display advertising solutions that generates maximum engagement and action for our current customers marketing requirements. Therefore we believe this is not a disposition but merely an enhancement in our business model, as we continue to sell to our current customer base using original content and web based media tools. Therefore, the Company’s management believes the disclosure presented in the Form 10-Q is accurate and adequate with respect to this matter and that any substantive

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Elliott Taylor, Esq. at (801) 870-5134.

Very truly yours,

SYDYS CORPORATION

Larry Spirgel

United States Securities and Exchange Commission

June 3, 2015

By: /s/ Michael Warsinske

Name: Michael Warsinske

Title: Chief Executive Officer

cc:

Elliott Taylor, Esq.

      Taylor & Associates, Inc.